	Three Months Ended
	March 31, 2013		March 31, 2012
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$17,746		$17,319
Add: Fixed charges, net	12,264		19,325
Income before income taxes and fixed charges, net	30,010		36,644
Fixed charges
Interest expense	$11,991		$19,075
One-third of rental expense	273		250
Interest on unrecognized tax benefits	-		-
Total fixed charges	$12,264		$19,325
Ratio of Earnings to Fixed Charges	2.45	x	1.90	x

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$17,746		$17,319
Add: Fixed charges, net	7,063		13,599
Income before income taxes and fixed charges, net	24,809		30,918
Fixed charges
Interest expense (excluding deposits)	6,790		13,349
One-third of rental expense	273		250
Interest on unrecognized tax benefits	-		-
Total fixed charges	$7,063		$13,599
Ratio of Earnings to Fixed Charges	3.51	x	2.27	x